

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3030

August 30, 2010

Denise L. Ramos
Chief Financial Officer
ITT Corporation
1133 Westchester Avenue
White Plains, NY 10604

> **Re: ITT Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 1, 2010**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2010**
> **Definitive Proxy Statement on Schedule 14A filed March 1, 2010**
> **File No. 001-05672**

Dear Ms. Ramos:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19

Key Performance Indicators and Non-GAAP Measures, page 19

1.   We note the reference here and on page 20 to your usage of the non-GAAP measure "free cash flow". Your disclosure of the explanation of the use of this non-GAAP measure is vague and does not appear to provide the disclosures required by Item 10(e) of Regulation S-K. Please revise your future filings to disclose the reasons why your management believes that presentation of this non-GAAP measure provides useful information to investors regarding your financial condition and results of operations. In addition, disclose the additional purposes, if any, for which your management uses the measures and provide a reconciliation of the measure to the most directly comparable GAAP financial measure. Please refer to Question 102.07 of the Non-GAAP Financial Measures Compliance & Disclosure Interpretations (C&DIs) updated January 15, 2010 available at the SEC website: http://sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Item 11. Executive Compensation, page 45

2.   You disclose on page 42 of your definitive proxy statement that you generally target the competitive median for total compensation and each component you pay, but that you may consider deviations from that median. However, it is unclear from your disclosure whether and to what extent the amounts of compensation you pay for each component and in the aggregate deviates from the targeted amount. Please tell us, and revise future filings to clarify. If the amounts you pay deviate materially from the targeted amounts, ensure that your response and revised disclosure in future filings discusses the reasons for the difference.

Signatures, page II-1

3.   In future filings, please include the signature of your principal accounting officer or controller in his or her individual capacity below the second paragraph of text required on the signatures page. We note that such signature currently appears only on behalf of the registrant.

Form 10-Q for the Fiscal Quarter Ended June 30, 2010

Item 4. Controls and Procedures, page 37

4.   We note your disclosure that your Chief Executive and Chief Financial Officer believe your disclosure controls and procedures are effective "in identifying, on a timely basis, material information required to be disclosed in our reports filed or submitted under the Exchange Act." The language that is currently included after the word effective in your disclosure appears to be superfluous, since the meaning of disclosure controls and procedures is established by Rule 13a-15(e) of the Exchange Act. Please remove the language in your future filings, including any amendments, or revise the disclosure in those filings so that the language that appears after the word effective is substantially similar in all material respects to the language that appears in the entire two-sentence definition of "disclosure controls and procedures" set forth in Rule 13a-15(e).

Definitive Proxy Statement on Schedule 14A

5.   From your disclosure on page 23 that the Nominating and Governance Committee "desires" a diverse board and that a nominee must meet unspecified requirements of your By-laws and Governance Principles, it is unclear whether that committee or your board actually considers diversity in identifying nominees. Please tell us, and revise future filings to disclose clearly, whether, and if so how, your corporate governance committee and board consider diversity in identifying nominees for directors. Ensure that your response and disclosure in future filings addresses, among other things, whether the requirements a nominee "must meet" under the documents you mention include the diversity considerations referenced in your document.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or Jay Webb, Accounting Reviewer, at (202) 3603 if you have questions regarding comments on the financial statements and related matters. Please contact Celia Soehner at (202) 551-3463 or Geoff Kruczek at (202) 551-3641 if you have questions on other comments. In this regard, do not hesitate to contact me at (202) 551-3212 with any questions.

Sincerely,

Jeff Jaramillo
Accounting Branch Chief